Exhibit 3.211

2594393

/s/ Secretary of Commonwealth

ARTICLES OF INCORPORATION

OF

BURLINGTON COAT FACTORY WAREHOUSE OF MONTGOMERYVILLE, INC.

The undersigned, being a natural person of the age of 18 years or older, does hereby act as incorporator for the purpose of incorporating a business corporation under the Business Corporation Law of 1988.

FIRST. The name of the corporation (hereinafter called the “corporation”) is BURLINGTON COAT FACTORY WAREHOUSE OF MONTGOMERYVILLE, INC.

SECOND. The address of initial registered office of the corporation in the Commonwealth of Pennsylvania is c/o The Prentice-Hall Corporation System, Inc. The registered office of the corporation in the Commonwealth of Pennsylvania shall be deemed for venue and official publication purposes to be located in Dauphin County.

THIRD. The corporation is incorporated under the Business Corporation Law of 1988.

FOURTH. The aggregate number of shares that the corporation shall have authority to issue is one thousand, all of which are of par value of one dollar each, and all of which are Common shares.

FIFTH. The name and the address, including street and number, of the incorporator are:

Anna Shvab, 15 Columbus Circle, New York, New York 10023-7773.

SIXTH. The corporation has as its purpose the engaging in all lawful business for which corporations may be incorporated under the Business Corporation Law of 1988.

Without limiting the generality of the foregoing, the corporation is incorporated for the following purpose:

The sale of goods and services at retail and wholesale, including but not limited to the operation of men’s, women’s, and children’s clothing stores specializing in leather and suede jackets, pants, coats, boots, moccasins, belts, leather hides, purses, hats, furs, bags, gloves, vests, novelties, accessories, linens and domestics, children’s furniture, books, toys, jewelry and related services.

SEVEN. (1) The personal liability of the directors of the corporation is limited to the fullest extent permitted by the provisions of the Business Corporation Law of 1988, as the same may be amended and supplemented.

(2) The corporation shall, to the fullest extent permitted by the provisions of the Business Corporation Law of 1988, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said provisions, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(3) No shareholder shall have the right to cumulate his votes in any election of directors.

(4) Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting pursuant to the provisions of Section 1766 of the Business Corporation Law of 1988, as the same may be amended and supplemented upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

Signed on Aug. 9, 1994

/s/ Anne Shvab
Incorporator

2